15025037

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAIL PROCESSING MAR 02 2015 WASH., D.C. 194 SECTION

SEC FILE NUMBER
8- 53027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
W.R. Taylor & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Commerce Street, Suite 600
(No. and Street)

Montgomery (City) AL (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frances Jordan (334) 395-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail (Address) Montgomery (City) AL (State) 36117 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/17

AB 3/18

OATH OR AFFIRMATION

I, FRANCES JORDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.R. Taylor & Company, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frances Jordan
Signature

CFO
Title

Exp 12/18/16
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.(Exemption)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.(Exemption)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Registered Public Accounting Firm on W.R. Taylor & Company, LLC's Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).* SEC Rule 15c3-3.

W.R. Taylor & Company, LLC

Statement of Financial Condition

December 31, 2014

Wolf & Taunton, P.C.

Certified Public Accountants

W.R. Taylor & Company, LLC

Statement of Financial Condition

December 31, 2014

Table of Contents

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of W.R. Taylor & Company, LLC

We have audited the accompanying statement of financial condition of W.R. Taylor & Company, LLC (an Alabama Limited Liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. W.R. Taylor & Company, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of W.R. Taylor & Company, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.
Montgomery, Alabama
February 26, 2015

W.R. Taylor & Company, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and equivalents	$ 11,167
Receivables from brokers or dealers:	
Clearance account	364
Receivables from non-customers	231,399
Property and equipment at cost, less accumulated depreciation of $136,994	28,773
Other assets	29,166
	$ 300,869
Liabilities and Members' Equity	
Liabilities	
Payable to brokers or dealers:	
Other	$ 13
Accounts payable, accrued expenses and other liabilities	139,260
	139,273
Members' Equity	161,596
	$ 300,869

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

W.R. Taylor & Company, LLC, (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an Alabama Limited Liability Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises serving as a bond placement agent, remarketing agent, and financial advisor for municipal transactions involving originating, developing and placement of tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States.

2. Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's statement of financial condition. The statement of financial condition and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the statement of financial condition.

Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform to U.S. generally accepted accounting principles (U.S. GAAP) and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

Receivables

Receivables are reported at the amount management expects to collect on balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Income Taxes

The Company is organized as a limited liability company and, as of January 1, 2014, has elected under the Internal Revenue Code and Alabama state law to be taxed as an S Corporation. In lieu of corporate income taxes, members of a limited liability company filing as an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

Subsequent Events

The Company has evaluated the effects of events or transactions through February 26, 2015. As of this date, the Company was in the process of selling its remarketing business assets and will be assigning their remarketing agent's rights under their remarketing portfolio. At that point, the Company will withdraw as an operating broker-dealer and become a financial advisor.

3. Receivables from Brokers or Dealers – Clearance Account

Receivables from brokers or dealers – clearance account include a cash deposit of $364 being held under agreements for proprietary accounts of introducing brokers. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. Receivables from Non-Customers

Receivables from non-customers consists of advances the Company made to its managing member during 2014. These advances totaled $231,399 at December 31, 2014.

5. Property and Equipment

Major additions for property and equipment are capitalized at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The components of property and equipment, at cost, are as follows as of December 31, 2014:

Furniture and fixtures	$ 89,937
Office equipment	20,526
Computer equipment	25,803
Leasehold improvements	29,501
	165,767
Less accumulated depreciation	136,994
	$ 28,773

6. Profit Sharing Plan

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. For 2014, there was no discretionary contribution.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of ($106,097), which was in violation of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was (95.48%), also a violation.

8. Contingencies

Going Concern

As shown in the accompanying Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Company was in violation of its required net capital of $5,000 at December 31, 2014. Because of that violation and uncertain conditions the Company faces going forward, there is an uncertainty about the Company's ability to continue as a going concern. The Company has developed a plan to sell assets (as discussed in Note 2) in response to this uncertainty. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

8. Contingencies (continued)

Unasserted Claims and Assessments

Management has stated they are aware of the following unasserted claim or assessment which may be asserted against the Company: a potential claim for compensation and/or distributions by a former employee/member arising out of an alleged breach of an employment contract.

9. Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum payments under long-term operating leases, which expire in 2017, are as follows for the years ending December 31:

2015	$ 90,216
2016	87,827
2017	22,503
	$ 200,546

10. Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

(a) Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Activity in Level 3 assets measured at fair value on a recurring basis for fiscal 2014 was not significant.

(b) Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash equivalents, receivables from brokers or dealers and non-customers, payable to brokers or dealers, accounts payable, accrued expenses and other liabilities.

11. Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors at December 31, 2014.

12. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying variable (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.